Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated May 12, 2017 relating to the consolidated financial statements of Fortuna Silver Mines Inc. and subsidiaries (the “Company”) as at and for the year ended December 31, 2016 appearing in this Annual Report on Form 40-F of Fortuna Silver Mines Inc. for the year ended December 31, 2017.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
April 2, 2018